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                                                                   Exhibit 4.f.5

                             CONEXANT SYSTEMS, INC.

                  RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS
                              ON NOVEMBER 30, 1998

STOCK OPTIONS

APPROVAL OF ASSUMPTION OF CERTAIN STOCK OPTIONS PREVIOUSLY GRANTED BY ROCKWELL

RESOLVED, that the assignment to and assumption by this Corporation, effective as of the Time of Distribution, of outstanding options granted under Rockwell's 1988 Long-Term Incentives Plan, 1995 Long-Term Incentives Plan and Directors Stock Plan (the "Rockwell Plans") with respect to shares of Company Common Stock (as converted and adjusted pursuant to the terms of the Rockwell Plans and the Employee Matters Agreement to be entered into between this Corporation and Rockwell) (i) to employees of Rockwell's Semiconductor Systems Business as of the Time of Distribution and (ii) between January 1, 1990 and August 31, 1998, to persons who are not employees of Rockwell's Semiconductor Systems Business as of the Time of Distribution (collectively "Company Options"), together with any and all agreements, undertakings or other liabilities pursuant thereto, be, and it hereby is, approved; and in connection with such assignment and assumption
(A) this Corporation shall be deemed to be "the Corporation" for all purposes under each of the Company Options and (B) all references to the Rockwell Plans in the Company Options shall be to this Corporation's 1998 Stock Option Plan (the "1998 Plan"); and further

RESOLVED, that the Company Options granted under the Rockwell Plans, assigned to and assumed by this Corporation pursuant to the immediately preceding resolution, be, and they hereby are, deemed to have been issued under the 1998 Plan; and that this Corporation's Compensation and Management Development Committee be, and it hereby is, authorized and directed to take such actions as it deems appropriate to effectuate the foregoing.